File No 82433

UNITED REEF
LIMITED

SUPPL

NOTICE OF ANNUAL MEETING

OF

SHAREHOLDERS

TO BE HELD MAY 25, 2006

AND

MANAGEMENT INFORMATION CIRCULAR

5/24

APRIL 28, 2006

UNITED REEF LIMITED
15 Toronto Street, Suite 600
Toronto, Ontario
M5C 2E3

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual meeting (the "**Meeting**") of shareholders of United Reef Limited (the "**Corporation**") will be held at the Cambridge Suites Hotel, Richmond Room, 2nd Floor, 15 Richmond Street East, Toronto, Ontario, on Thursday, the 25th day of May, 2006, at 11:00 am (Toronto time), for the following purposes:

1. To receive and consider the audited financial statements of the Corporation for the financial year ended November 30, 2005 together with the auditors' reports thereon;

2. To elect directors of the Corporation;

3. To reappoint Kraft, Berger, Grill, Schwartz, Cohen & March LLP, Chartered Accountants, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration;

4. To transact such other business as properly may be brought before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the management information circular of the Corporation (the "**Circular**") accompanying and forming part of this Notice.

The audited financial statements of the Corporation for the financial year ended November 30, 2005, together with the auditors' report thereon, were mailed to shareholders of the Corporation on or about March 30, 2006.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy to the Corporation c/o Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3.

DATED at Toronto, Ontario this 28th day of April, 2006.

BY ORDER OF THE BOARD

(signed)

Marilyn E. Turner
Corporate Secretary

NOTE: The directors have fixed the hour of 4:00 p.m. (Toronto time) on the 24th day of May, 2006, before which time the instrument of proxy to be used at the Meeting must be deposited with the Corporation c/o Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.

UNITED REEF LIMITED

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of United Reef Limited (the "Corporation") for use at the annual meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the attached notice of annual meeting of shareholders (the "Notice"). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by directors and officers of the Corporation. The cost of such solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation. **A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER SREVICES INC., 120 ADELAIDE STREET WEST, SUITE 420, TORONTO, ONTARIO, M5H 4C3, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 24th DAY OF MAY, 2006.**

A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law. The Corporation's registered office is located at 15 Toronto Street, Suite 600, Toronto, Ontario, M5C 2E3.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the common shares of the Corporation in respect of which they are appointed in accordance with the direction of the shareholders appointing them. **In the absence of such direction, such common shares will be voted FOR each of the matters identified in the Notice and described in this Circular.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, management of the Corporation knows of no

such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING BY BENEFICIAL HOLDERS OF THE COMMON SHARES OF THE CORPORATION

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold common shares of the Corporation in their own names. Shareholders who do not hold their common shares of the Corporation in their own names (referred to herein as "Beneficial Shareholders" or "Non-registered owners") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of common shares of the Corporation, or their duly appointed proxyholders, can be recognized and acted upon at the Meeting. If the common shares of the Corporation are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker ("Intermediary"). Common shares of the Corporation held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares of the Corporation are communicated to the appropriate person.**

Non-registered owners who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as "NOBO's". Those non-registered owners who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as "OBO's".

In accordance with with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has elected to seek voting instructions directly from NOBO's. The Intermediaries (or their service companies) are responsible for forwarding this Circular and other meeting materials to each OBO, unless the OBO has waived the right to receive them.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares of the Corporation registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares of the Corporation in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares of the Corporation as proxyholder for the registered shareholder, should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

This Circular and other Meeting materials are being sent to both registered and non-registered shareholders. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your shareholdings, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding them on your behalf.

By choosing to send these materials to NOBO's directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of common shares. As of the date of this Circular, there were 63,660,287 common shares of the Corporation issued and outstanding. Each common share entitles the holder thereof to one vote at all meetings of shareholders of the Corporation.

All shareholders of record at the close of business on April 24, 2006, will be entitled either to attend and vote at the Meeting in person the common shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the common shares held by them. However, if a holder of common shares of the Corporation has transferred any common shares of the Corporation after April 24, 2006, and the transferee of such shares establishes ownership thereof and makes a written demand, not later than ten days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, the transferee will be entitled to vote such shares.

As of the date of this Circular, to the knowledge of the directors and senior officers of the Corporation, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding common shares of the Corporation is the following.

Name	Number of Common Shares Held	Percentage of Common Shares Issued
RAB Energy Fund Ltd.	6,666,666	10.47%

ANNUAL MEETING MATTERS

Election Of Directors

The number of directors on the board of directors of the Corporation must consist of not more than eleven (11) directors and not less than three (3) directors to be elected annually. The Corporation currently has four (4) directors and the board of directors has determined that four (4) directors will be elected at the Meeting. **Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of the nominees whose names are set forth below.** Management of the Corporation does not contemplate that any of the nominees will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of the next annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his current position and office with the Corporation, his present principal occupation or employment, the date on which he was first elected or appointed a director of the Corporation, and the approximate number of common shares of the Corporation beneficially owned, directly or indirectly, or over which he exercises control or direction as at the date of this Circular:

Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s)	Director Since	Shares of the Corporation Owned, Controlled or Directed[(1)(6)]
Michael D. Coulter[(2)] Chief Executive Officer, President and a director Toronto, Ontario	President and Chief Executive Officer of the Corporation	May 19, 1994	1,975,500 common shares[(3)]

Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s)	Director Since	Shares of the Corporation Owned, Controlled or Directed(1)(6)
Robert Jackson(2) Director Oakville, Ontario	Executive Vice President for Corporate Development of Jaguar Mining Inc. (a mining company)	July 6, 2004	285,000 common shares 50,000 warrants(5)
Richard J. Lachcik Director Oakville, Ontario	Partner of Macleod Dixon LLP (a law firm)	July 6, 2004	Nil
Mousseau Tremblay (2) Chairman and a director Cornwall, Ontario	Independent mining consultant	Sept. 4, 1992	1,002,401 common shares(4) 100,000 warrants(5)

(1) The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed directors individually.

(2) Member of the audit committee of the board of directors of the Corporation.

(3) Includes 450,000 common shares held by M.D. Coulter & Associates Inc. ("MDC"), a company owned and controlled by Marilyn Turner, Secretary of the Corporation and Michael Coulter. 50,000 of these shares are subject to an option held by a former employee of MDC exercisable at $0.15 per share on or before December 6, 2006. 50,000 options were exercised by the employee effective May 31, 2005. See Statement of Executive Compensation – Summary Compensation Table, Note 1 below.

(4) Includes 978,500 common shares held by Mousseau Tremblay Inc. ("MTI"), which is owned by members of the Tremblay family. Dr. Tremblay serves as the President and General Manager of MTI and has the authority to direct control of these shares.

(5) Each warrant is exercisable into one common share of the Corporation at $0.15 per share. The warrants held by Mr. Jackson expire on June 22, 2006. The warrants held by Dr. Tremblay expire on September 28, 2006. During December 2005 the Corporation received regulatory approval to extend the expiry date of 3,540,000 warrants from December 23, 2005 to June 22, 2006 and the expiry date of 1,000,000 warrants from March 28, 2006 to September 28, 2006. The expiry dates of the warrants held by Messrs. Jackson and Tremblay were adjusted accordingly.

(6) On May 17, 2005 the Corporation's common shares commenced trading on the TSX Venture Exchange (the "TSXV"). One of the conditions of obtaining the listing was that the insiders of the Corporation were required to enter into an agreement to place the common shares and warrants of the Corporation held by them into escrow. In the aggregate, 4,437,964 common shares and 150,000 common share purchase warrants were subject to the escrow agreement (the 100,000 common shares, subject to option by an employee, identified in item (3) above were not subject to escrow). Pursuant to the terms of the escrow agreement, 25% of he common shares and warrants, on a pro rata basis were released from escrow, upon receipt of final TSXV approval for listing, and 25% on each of the 6, 12 and 18 month anniversaries of the listing. At the date of this Circular, 2,218,980 common shares and 75,000 warrants remained subject to escrow.

Appointment of Auditors

Kraft, Berger, Grill, Schwartz, Cohen & March LLP ("Kraft, Berger"), Chartered Accountants, are the current auditors of the Corporation and have been the auditors of the Corporation since December 31, 1990. Shareholders of the Corporation will be asked at the Meeting to reappoint Kraft, Berger as the Corporation's auditors to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration. **Unless otherwise specified, the persons named in the**

enclosed form of proxy will vote FOR the said reappointment of Kraft, Berger as the auditors of the Corporation and that the directors be authorized to fix the remuneration of the auditors.

STATEMENT OF EXECUTIVE COMPENSATION

Ontario securities law requires that a "Statement of Executive Compensation", in accordance with Form 51-102F6 be included in this Circular. Form 51-102F6 prescribes the disclosure requirements in respect of the compensation of the executive officers and directors of reporting issuers. The only executive officers of the Corporation for whom disclosure is required under Form 51-102F6 are Mr. Michael D. Coulter, the Chief Executive Officer and President of the Corporation and Ms. Marilyn Turner the Chief Financial Officer and Secrtary of the Corporation (collectively, the "Named Executive Officers"). The following addresses the applicable items identified in Form 51-102F6.

Summary Compensation Table

The following table sets forth certain information with respect to the compensation of the Named Executive Officers for the financial years ended November 30, 2005, November 30, 2004 and November 30, 2003.

		Annual Compensation			Long Term Compensation	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options Granted (#)	All Other Compensation[(1)]
Michael D. Coulter	2005	Nil	Nil	Nil	Nil	Nil
President & CEO	2004	Nil	Nil	Nil	400,000	Nil
	2003	Nil	Nil	Nil	Nil	Nil
Marilyn Turner	2005	Nil	Nil	Nil	Nil	Nil
Secretary & CFO	2004	Nil	Nil	Nil	300,000	Nil
	2003	Nil	Nil	Nil	Nil	Nil

(1) During the financial years ended November 30, 2005, November 30, 2004 and November 30, 2003, the Corporation paid or accrued as payable $158,437, $133,890 and $145,613, respectively, for rent, accounting, secretarial, administrative and management services provided by M.D. Coulter & Associates Inc. ("MDC"), a company whose shareholders are the President and Secretary of the Corporation.

Effective July 1st, 1993 the Corporation entered into a Consulting Agreement with MDC for the provision of accounting, corporate secretarial, administrative and other office services to the Corporation by MDC. The agreement provides that MDC shall make the services of Michael Coulter, President of the Corporation, and such other of its employees as are required available to provide said services to the Corporation. With the exception of Mr. Coulter, fees for services provided by MDC are charged at its published hourly rates in effect from time to time to the Corporation, and MDC is required to provide the Corporation with 30 days advance notice of any proposed fee increases for its services.

In the case of Mr. Coulter, his services to the Corporation are to be charged on the basis of a flat monthly fee, to be agreed between the parties from time to time. At the present time the monthly fee being charged for Mr. Coulter's services by MDC is $5,000 per month. The Agreement may be terminated by either party upon ninety (90) days written notice to the other party or upon seven (7) days notice for unremedied cause.

Effective September 19, 1995 the Corporation entered into an Office Rental Agreement with MDC, whereby MDC charges the Corporation a pro-rata share of rent for space used by the Corporation in MDC's offices. The Agreement had an initial term of three years and has been renewed on a yearly basis thereafter. At the present time the Corporation pays MDC $2,441 per month for rent. The Agreement may be terminated on 90 days written notice to MDC.

Long-Term Incentive Plan Awards

The Corporation did not have a long-term incentive plan within the meaning of Form 51-102F6 (the definition of "long-term incentive plan" contained in Form 51-102F6 expressly excludes a stock option plan) during the financial year ended November 30, 2005.

Stock Options

Effective June 2, 2005 shareholders of the Corporation approved the adoption of a new stock option plan of the Corporation (the "Plan"). A total of 7,500,000 common shares of the Corporation are reserved for grant under the Plan which includes the 3,200,000 options reserved for issuance under the previous plan.

No options were granted to or exercised by the Named Executive Officers during the financial year ended November 30, 2005. None of the options held by the Named Executive Officers were in-the-money at the Corporation's most recently completed financial year end.

Employment Contracts

There is no employment contract between the Corporation and Mr. Coulter. As well, there is no compensatory plan or arrangement with respect to Mr. Coulter which results or will result from the resignation or retirement of Mr. Coulter or any other termination of Mr. Coulter's involvement with the Corporation, or from a change of control of the Corporation or a change in Mr. Coulter's responsibilities following a change of control. See Note 1 to the Summary Compensation Table above.

Compensation of Directors

Other than as described in Note 1 to the Summary Compensation Table above and as follows, no directors of the Corporation were compensated by the Corporation during the financial year ended November 30, 2005, for their services in their capacity as directors or for services as consultants or experts.

During the year the Corporation incurred expenditures in the amount of $70,786 for professional fees paid to Macleod Dixon LLP, a law firm of which Richard Lachcik, a director of the Corporation, is a Partner.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information concerning common shares authorized for issuance under the Corporation's stock option plan for the year ended November 30, 2005, which is the only equity compensation plan of the Corporation.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders	3,700,000	$0.15	3,800,000
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total	3,700,000	$0.15	3,800,000

FINANCIAL STATEMENTS

The audited financial statements of the Corporation for the financial year ended November 30, 2005, together with the auditors' report thereon, were mailed to shareholders of the Corporation on or about March 30, 2006. The directors will place before the Meeting the said audited financial statements and auditors' reports.

AUDIT COMMITTEE

The Audit Committee of the Corporation is comprised of Messrs. Michael Coulter, Robert Jackson and Mousseau Tremblay, the majority of whom are considered independent and all of whom are financially literate. Mr. Coulter is not considered independent as he is the President and Chief Executive Officer of the Corporation. As required pursuant to Multilateral Instrument 52-110 ("MI 52-110"), the Audit Committee has a charter. A copy of the audit committee charter was filed on www.sedar.com on May 12, 2005 as part of the Corporation's management information circular prepared for the annual and special meeting of shareholders held on June 2, 2005.

For the year ended November 30, 2005 the Corporation paid Kraft, Berger total fees of $21,200 (2004 - $15,000). These fees comprised $20,400 (2004 - $15,000) for audit related services and $800 (2004 - $Nil) for tax related fees.

Since the Corporation is considered to be a Venture Issuer (its securities are not listed or quoted on the Toronto Stock Exchange, a U.S. marketplace, or a marketplace outside of Canada and the U.S.A.), it is exempt from the requirements of Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations of MI 52-110.

CORPORATE GOVERNANCE

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-210") were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose their corporate governance practices. NP 58-201 provides guidance on corporate governance practices.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders.

Board of Directors

The Board is currently comprised of four directors, three of whom (Messrs. Jackson, Lachcik and Tremblay) are independent. The Board believes each of these directors to be "independent" within the meaning of NI 58-101 as none of them are considered to be executive officers or employees of the Corporation or party to any material contract with the Corporation and none of them receive compensation from the Corporation, other than grants of stock options. As a result, these three directors are free from any interest and any business or other releationship which could, or could reasonably be perceived to, materially interfere with their ability to act independently from management or to act as a director with a view to the best interests of the Corporation, other than their interests and relationships arising from shareholdings. Mr. Coulter is the President and Chief Executive Officer of the Corporation and accordingly is not an independent director. The Board is however comprised of a majority of independent directors.

The number of directors to be elected at the Meeting is set at four. The Board considers the size of four directors to be appropriate at the present time. However, pursuant to the Business Corporations Act *Ontario* and the Corporation's Articles of Incorporation, the Board is entitled to appoint one additional director to the Board before the next meeting of shareholders is held. The Board may implement this option in the event circumstances warrant the addition of another director.

Aside from the Audit Committee, the Board has not appointed any other committees. As there are only four members of the Board, the Board as a whole remains responsible for performing the functions that may otherwise be given to a corporate governance or a compensation committee. The Board intends to remain aware of changes and developments in corporate governance issues and will continue to review the need for additional measures, control mechanisms and structures (including committees) from time to time as the Corporation develops.

Directorships

Certain of the directors of the Corporation are also directors of other reporting issuers, as follows:

Mr. Jackson is a director of AXMIN Inc.

Mr. Lachcik is a director of BRC Diamond Corporation, Banro Corporation, Eurasia Gold Corp., and Nevada Bob's International Inc.

Dr. Tremblay is a director of Diagem Inc.

Orientation and Continuing Education

Given the small size of the Board and the Corporation, the Corporation has not yet developed a formal orientation program for new directors. However, it is the Board's intention that as and when a new nominee is identified, the Board will ensure that a full program of orientation is provided for the nominee including, but not limited to, provision of a complete corporate history, financial statements, minutes of past meetings of the Board as well as in-depth information about the Corporation's business and operations.

Ethical Business Conduct

The Board monitors the ethical conduct of the Corporation and its management and ensures that it complies with all applicable legal and regulatory requirements. Fiduciary duties placed on individual directors by the Coporation's governing corporate legislation, as well as the restrictions placed by applicable corporate legislation on the individual director's participation in decisions of the Board in which the director has an interest, are sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation. The Board will continue to review this matter in the future and take steps to initiate a more formal program as required.

Nomination of Directors

Given the relatively static nature of the Board over the last several years, the Board has not appointed a nominating committee. These functions are currently performed by the Board as a whole. However, if an increase in the number of directors is required the Corporation will review this policy.

Compensation

The directors of the Corporation are not currently paid a fee for their services as directors. The compensation of the Chief Executive Officer is determined by the independent members of the Board who are not part of management. See Note 1 to the Summary Compensation Table above.

Assessments

Given the small size of the Board, the Board has not found it necessary to implement any formal process in order to satisfy itself the Board, its committee and its individual directors are performing effectively.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or officer of the Corporation or associate or affiliate of any such director or officer is, or at any time during the Corporation's financial year ended November 30, 2005, has been indebted to the Corporation or any subsidiary of the Corporation. As well, no such director, officer or associate or affiliate thereof has any indebtedness to another entity that is, or at any time during the said financial year has been, the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or officer of the Corporation or person or company beneficially owning, directly or indirectly, or exercising control or direction over, more than 10% of the outstanding common shares of the Corporation, or any of their respective associates or affiliates, had or has any material interest, directly or indirectly, in any transaction completed since the commencement of the Corporation's financial year ended November 30, 2005, or in any proposed transaction that has materially affected or would materially affect the Corporation.

ADDITIONAL INFORMATION

Financial information is provided in the Corporation's comparative financial statements and MD&A for the year ended November 30, 2005. Copies of the year end financial statements and subsequent interim comparative financial statements and MD&A of the Corporation may be obtained, upon request from the Secretary of the Corporation, 15 Toronto Street, Suite 600, Toronto, Ontario M5C 2E3, telephone: 416-368-3332, facsimile: 416-368-8957, e-mail: info@unitedreef.com, or by retrieving them from the following websites: www.unitedreef.com, www.cnq.ca or by accessing the disclosure documents of the Corporation available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

DIRECTORS' APPROVAL

The contents and sending of this Circular to the shareholders of the Corporation have been approved by the Board of Directors of the Corporation. Unless otherwise specified, information contained in this Circular is given as of April 28, 2006.

DATED at Toronto this 28h day of April, 2006.

BY ORDER OF THE BOARD

(signed)

Marilyn E. Turner
Corporate Secretary

File No 82-4331

UNITED REEF LIMITED

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

REPORT TO SHAREHOLDERS

April 21, 2006

Dear Shareholders:

This annual report is intended to update you on United Reef's activities since our last annual report to shareholders dated May 4, 2005. Since that time, management has attempted to advance our two principal exploration projects, being our farm-in right to the Central African Republican ("CAR") oil and gas project and the Nickel Offsets project in the Sudbury area, Ontario. Although for different reasons, neither project saw any substantial advancement during the period.

Elections in CAR were held during the first half of 2005 which led to the formation of a new government in late June. As we reported to you in the late summer and early fall of last year we were hopeful that meetings that were arranged with senior members of the new CAR government, including the President and Prime Minister of the country, would lead to a resolution of the force majeure issue as had been indicated by the CAR government prior to the elections. In spite of management's optimism, after several meetings in CAR and in North America, with high-ranking CAR government officials, no progress was made on this issue and no response was received by RSM Production Corporation ("RSM") from the CAR government by November. At that time, RSM elected to exercise their right to mediation/arbitration pursuant to the terms of their agreement with the CAR to resolve the dispute.

Management is highly disappointed that no progress has been made to resolve this issue and allow new exploration work to get underway in CAR. We continue to monitor the mediation process between RSM and the CAR government closely. At the present time it is difficult to estimate the timing of and/or the outcome of a resolution to the CAR situation.

In the case of the Nickel Offsets project, the diamond drilling and other sampling programs carried out in the spring and early summer of 2005 failed to identify any new mineralization of significance. This work program was funded by our joint venture partner who has elected to maintain their option in good standing to earn a 50% interest in the project.

As announced in early June 2005 Paul MacKay, B.Sc., Ph.D., joined the Company's management following his appointment as Vice President, Oil & Gas. Paul's more than 25 years of experience in the oil & gas sector has been a valuable addition to the Company's management. His background has provided further insight to the oil & gas sector for both management and the board of directors. This has allowed the Company to assess additional exploration opportunities as we have attempted to direct the Company's focus towards active participation in the oil & gas sector.

Following RSM's decision in November to utilize their contractual right to mediate/arbitrate their dispute with CAR, management began to actively seek new exploration projects in which the Company could participate. This lead to the identification of several new projects on which various levels of due diligence have been carried out including an additional oil & gas exploration project. Management is continuing to evaluate these projects.

On May 17, 2005 the Company's shares were listed for trading on the TSX Venture Exchange under the symbol, URP. At the present time the Company has net cash on hand of approximately $1.2 million.

Oil & Gas Project, CAR

In September 2004 the Company finalized an agreement with RSM, which gives United Reef the right to earn a 25% interest in RSM's oil & gas exploration permit area in the CAR. RSM obtained its rights pursuant to a Petroleum Exploration and Exploitation contract (the "RSM Contract") with the State of CAR, which became effective in November 2000. The agreement governs the exploration and development of a 55,504 km^2 permit area (the "RSM Permit"), located in northeastern CAR. RSM is a private Denver-based oil & gas exploration and production company.

Subsequent to obtaining their rights, RSM acquired and reprocessed approximately 3,600 kms of seismic data that was shot over the permit area during the early 1980's. RSM also acquired the well logs for an exploration well drilled by Esso in 1986 within the permit area; the well logs revealed that there were numerous oil shows in the well. In addition, RSM has acquired approximately 400 kms of seismic data in Chad on areas contiguous to RSM's permit.

The Company engaged independent consultants to review RSM's data relating to the permit area and to prepare a technical report on the project. On January 31, 2005, the Company released its consultant's technical report written in compliance with National Instrument 51-101 on the petroleum potential of RSM's oil & gas permit area in northeastern CAR. The full text of this report is available on the SEDAR and CNQ websites.

The first planned-stage of exploration on the RSM Permit will be to shoot additional seismic across the Doseo Basin portion of the permit. A 2,000 km 2D-seismic acquisition program has been planned but not implemented. United Reef has the right to earn a 25% interest in the RSM Contract and the RSM Permit by funding 50% of the cost to acquire the 2,000 kms of new seismic data and by funding 50% of the cost to drill the first eight exploration wells on the RSM Permit.

Project Status

The Company was advised by RSM that RSM filed a request with the International Chamber of Commerce ("ICC") in Paris for the appointment of an expert with respect to RSM's contractual dispute with the CAR over the failure by CAR to acknowledge suspension of the RSM Contract due to force majeure. An expert was appointed by ICC and he commenced his review of the RSM/CAR matter in mid-April. The expert's role will be to provide assistance to the parties for the amicable settlement of the dispute. RSM also advised the Company in late January that its application to the International Centre for Settlement of Investment Disputes ("ICSID"), filed in November, requesting arbitration of RSM's dispute with CAR was returned by ICSID. ICSID advised RSM that they should first attempt a resolution of their dispute with CAR through the ICC expertise process, as is stipulated by the RSM Contract, before applying to ICSID.

Management's technical due diligence of the RSM Permit area provided positive indications for continued exploration for oil & gas on the RSM Permit, therefore the Company continues to monitor the RSM/CAR situation closely. CAR remains under-explored with highly prospective geology to host hydrocarbons. Until such time as the RSM Contract dispute is resolved and an exploration program commences, the Company has no significant expenditure requirements related to the project.

Nickel Offsets Project, Foy Offset Dike, Sudbury

The Company holds a 100% interest in 12 patented and 5 unpatented mining claims located in Foy Township, Sudbury Mining Division, Ontario. Effective December 29, 2004, the Company granted an option to International CHS Resource Corporation ("CHS") whereby CHS may acquire a 50% working interest in the property by expending a total of $2.8 million in staged exploration expenditures on the property by October 31, 2008. In addition, to maintain the option CHS must annually make a payment of $25,000 and issue 100,000 CHS common shares to the Company. The Company is the operator of the project. CHS fulfilled all of its first year exploration expenditure and payment obligations, prior to October 31, 2005, as required by the option agreement.

Effective January 31, 2006, an agreement was concluded with CHS to amend the timing of certain obligations of CHS under their option agreement. The amending agreement entered into with CHS provided for an immediate cash payment of $10,000, the issuance of 100,000 common shares of CHS to the Company and a commitment for exploration expenditures on the Nickel Offsets property of $75,000 prior to October 31, 2006. The amending agreement further provides for a cash payment of $32,500 on each of October 31, 2006 and October 31, 2007; the issuance of 100,000 common shares of CHS to the Company on each of October 31, 2006 and October 31, 2007; and exploration expenditures by CHS of $750,000 and $1,625,000 during the twelve-month periods ending on October 31, 2007 and October 31, 2008, respectively.

During the second quarter of 2005, United Reef and CHS completed work programs designed to determine the lateral and the up and down-dip extents of known massive sulphide lenses as well as investigate the presence of additional sulphide mineralization within parts of the property. These programs evaluated, by diamond drilling, three out of the 23 chargeability induced polarization ("IP") anomalies identified by the 2003-04 field programs for sulphide mineralization. Several un-mined areas within the known mine workings (remnant pillar material between known open stopes) and parts of the Foy Offset Dike down-dip of the old mine workings were also drilled to test for sulphide mineralization.

A separate program also began the testing of the property's mine tailings for the presence of platinum group elements (PGE's) that may have been left behind by the earlier mining operations that were focused primarily on extracting nickel and copper. Initial reconnaissance surface sampling of the tailings was followed by auger drill sampling of the entire vertical tailing's profile and intended as an orientation program in preparation for more extensive evaluation of the tailings as a source of PGEs.

In total, the programs produced: 21 rock "grab" samples; 73 tailings samples, including 28 surface and near-surface samples and 45 samples from 9 tailings auger drill holes; and 9 completed diamond drill holes as well as 3 abandoned drill holes from which a total of 242 core samples were taken.

The 2005 diamond drilling program was unsuccessful in locating significant copper-nickel-PGE mineralization. The best intercepts were 10,230 ppm (approx. 1%) Ni+Cu over 3.1 ft and 4,250 ppm (approx. 0.4%) Ni+Cu over 3.1 ft, both in drillhole NO-05-05. The other three drillholes (NO-05-03, -04 and -07A) which intercepted the Foy Offset Dike within and in the vicinity of Lenses 2, 3 and 4, around and west of the No. 1 shaft, did not intersect significant mineralization, despite reported remnant copper-nickel mineralization in underground workings and significant intercepts in previous drillholes. East of No. 1 shaft, drillhole NO-05-08 intercepted a 1.8-ft interval containing 2,750 ppm (approx. 0.3%) Ni+Cu and 431 ppb (0.4 g/t) Pt+Pd above reported mineralization in underground workings. In the three drillholes (NO-05-01, -02 and -06) that reached the depths of target IP anomalies, the amount of disseminated sulphide mineralization is very weak, and may or may not account for the anomalies.

An independent consultant observed that there are no significant IP anomalies above some mineralized pre-2005 drillhole intercepts, or over areas of old mine workings where some sulphide mineralization – low grade by the mine operator's standards – could be expected to remain. They have suggested that other geophysical techniques could be more appropriate to detect dike hosted sulphide mineralization, particularly at depth. A 1990 Inco diamond drilling program on the property included UTEM geophysical surveys of each drillhole; no significant conductors were reported, but it is recommended that these data be reviewed prior to contemplating further work. The IP data should also be reviewed in light of the 2005 drilling results, and presently-delineated IP targets east of the No. 1 shaft should only be drilled following a re-evaluation of all existing geophysical information.

In the tailings, with the probable effects of surface leaching taken into account, the content of PGEs roughly correlates with the tenor of nickel and copper. PGEs therefore appear to be associated with sulphide mineralization on the property. Despite sampling of all favourable units (inclusion-bearing and inclusion-free Foy Offset Dike, Sudbury Breccia), there is no evidence to date of low-sulphide PGE mineralization on the property.

There remain several broad areas of the Foy Offset Dike within the property that have not been explored by drilling. They are: west of 14+00W below 500 ft from surface; the area between the underground workings of the No.1 and No. 2 shafts; and below both sets of mine workings. Many of these target areas are at vertical depths in excess of 1,000-1,500 ft (300 m to 450 m). The consultants have recommended a complete re-assessment of the available historic geophysical data prior to any further diamond drilling on the property.

There has been continued claim staking in the area surrounding the property during the last year and reports of exploration activity on surrounding properties by other exploration companies. Updated figures for the Nickel Offsets property (indicating the location of 2005 drill hole locations) and surrounding claim holders are posted on the Company's website. The Company is preparing a program and budget, for approval by CHS, which will initially focus on a review of all existing geophysical data for the property.

Other Assets

During the past year four of our historically owned properties, on which the Company has retained royalty interests, have continued to see active exploration work carried out. More information on these royalty interests can be found on the Company's website: www.unitedreef.com.

The Bambari permits in CAR (part of the Passendro Gold Project) owned by AXMIN Inc. (AXM-TSXV) was again substantially advanced by AXMIN's ongoing exploration of that project during the period. AXMIN has recently announced an update of its resource estimate for the project which has increased to 2.58 million ounces of gold (in all resource categories) and that the project is now the subject of a full feasibility study with expected completion in early 2007. United Reef holds a 2% Net Smelter Royalty on the Bambari permits.

In February AXMIN announced that they had signed a Mining Convention (for 25 years) with the CAR government for the continuing exploration, development and mining activities on the Bambari permits. We continue to monitor AXMIN's activities in CAR and their reports on the country.

Present levels of commodity prices, we expect, will continue to motivate exploration on some of the Company's other historically owned properties where we hold royalty interests. As a result,

the potential value of our royalty interests may be enhanced by positive exploration results in the future.

Financial

In August, 2005 the Company closed a private placement consisting of units for gross proceeds of $1.6 million. Further details of this financing are included in the notes to the Company's audited financial statements for the year ended November 30, 2005 and the related MD&A. At the time of this report the Company has cash on hand of approximately $1.2 million to fund its activities.

Directors and Management

Herman Becker-Fluegel

We would like to extend our sincere appreciation to Herman Becker-Fluegel, who resigned as a director on December 7, 2005, for his support and service to the Company. Herman had a long association with the Company, which began in 1983, and he was an active member of the board since 1985. Herman brought a wealth of knowledge to the Company from his experience in the international exploration sector. His spirited contributions to the board and management will be missed. We wish Herman and his wife, Micheline, every enjoyment with Herman's plan to semi-retire.

In light of the fact that exploration on the CAR oil and gas project did not advance during the year, the board delayed its plans to invite new members to join the board of directors as we await clarification of the CAR government's intention. We anticipate that additional members will be recruited to both the Company's management and board of directors in the coming months as new projects develop.

Shareholders' Meeting

The Company is holding an Annual Meeting of Shareholders on May 25, 2006, in Toronto, at the Cambridge Suites Hotel commencing at 11:00 am. A notice and management information circular calling this meeting are enclosed with this report. The Company distributed its audited financial statements for the year ended November 30, 2005 together with management's discussion and analysis thereon, on March 30, 2006. Copies of the Company's financial statements are available on the Company's website and also on the CNQ and SEDAR websites. If you wish to be added to the Company's interim mailing list to receive our future quarterly reports, please complete and return the form enclosed with this mailing or email your request to info@unitedreef.com.

We remain committed to identifying meritorious exploration projects, with particular interest in the oil & gas sector that will lead to the Company's growth and to increased share value. On behalf of the board of directors I extend my appreciation to our shareholders for their patience and continued support of the Company.

Yours truly,

UNITED REEF LIMITED

"Signed"

Michael D. Coulter
President

File No 82-4331

UNITED REEF LIMITED

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF UNITED REEF LIMITED FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 25, 2006

The undersigned shareholder(s) of UNITED REEF LIMITED (the "Corporation") hereby appoint(s) in respect of all of his or her shares of the Corporation, Michael D. Coulter, President of the Corporation, or failing him, Marilyn E. Turner, Secretary of the Corporation, or in lieu of the foregoing ________________________________ as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at the annual and special meeting (the "Meeting") of shareholders of the Corporation to be held on the 25th day of May, 2006, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

1. TO VOTE FOR ( ) WITHHOLD FROM VOTING ( ) in the election of directors.
2. TO VOTE FOR ( ) WITHHOLD FROM VOTING ( ) on reappointing Kraft, Berger, Grill, Schwartz, Cohen & March LLP, Chartered Accountants, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the remuneration payable to the auditors of the Corporation.

If any amendments or variations to matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

DATED the day of , 2006.

____
Signature of Shareholder(s)

____
Print Name
(see notes on the back of this page)

NOTES:

(1) The form of proxy must be dated and signed by the appointor or his or her attorney authorized in writing or, if the appointor is a body corporate, the form of proxy must be executed by an officer or attorney thereof duly authorized. If the proxy is not dated, it will be deemed to bear the date on which it was mailed. The proxy ceases to be valid one year from its date.

(2) The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

(3) A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER SERVICES INC., 120 ADELAIDE STREET WEST, SUITE 420, TORONTO, ONTARIO, M5H 4C3, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 24th DAY OF MAY, 2006.

(4) IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THE PROXY WILL VOTE FOR EACH OF THE MATTERS IDENTIFIED IN THE PROXY.

(5) If your address as shown is incorrect, please give your correct address when returning the proxy.

File No 82-4331

UNITED REEF LIMITED

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

April 28, 2006

In accordance with National Instrument 51-102, beneficial shareholders of **UNITED REEF LIMITED** (the "Corporation") may elect annually to have their name added to the Corporation's supplemental mailing list in order to receive annual financial statements and interim financial statements with related MD&A. If you wish to be placed on the supplemental mailing list to receive annual and/or interim financial statements, please complete the information below and return this form to the Corporation at the above noted address.

I wish to receive the Annual Financial Statements and related MD&A ☐

I wish to receive the Interim Financial Statements and related MD&A ☐

NAME: ______________________________

ADDRESS: ______________________________

____

____

PROVINCE/STATE: ________________ POSTAL/ZIP CODE: ____________

As long as you remain a beneficial shareholder, you will receive this notice each year and be required to renew your request to receive these financial statements.

File No 82-433

UNITED REEF LIMITED

QUARTERLY REPORT
FOR THE THREE MONTHS ENDED FEBRUARY 28, 2006
AND
MANAGEMENT'S DISCUSSION & ANALYSIS

15 Toronto Street, Suite 600
Toronto ON M5C 2E3
Tel: (416) 368-3332/Fax: (416) 368-8957
E-mail: info@unitedreef.com

15 Toronto Street, Suite 600
Toronto, Ontario M5C 2E3
Tel: 416-368-3332
Fax: 416-368-8957
E-mail: info@unitedreef.com

REPORT TO SHAREHOLDERS

April 26, 2006

Dear Shareholders:

This report accompanies the Company's unaudited interim financial statements and related management's discussion and analysis for the quarter ended February 28, 2006. A more extensive annual report to shareholders dated April 21, 2006 is being distributed in the next few days to shareholders in conjunction with the calling of the Company's annual general meeting of shareholders which is being held on May 25th in Toronto. There are no significant events to update you on since the completion of the annual report and shareholders are encouraged to read that report in conjunction with this report.

During the first quarter, management continued to advance due diligence of potential new exploration projects, including an additional oil and gas opportunity, in which the Company may participate. We continue to monitor the mediation process between the Central African Republic Government and RSM Production Corporation as those parties attempt to find a solution to their dispute. A formal mediation process began during April.

We look forward to updating you on these various matters.

Yours truly,

UNITED REEF LIMITED

"Signed"

Michael D. Coulter
President

UNITED REEF LIMITED
Management's Discussion and Analysis of Financial Condition and Results of Operations

The following should be read in conjunction with United Reef Limited's ("United Reef" or the "Company") unaudited financial statements for the three-months ended February 28, 2006, with comparative figures for the three-month period ended February 28, 2005. The unaudited financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise indicated. Additional information about the Company is available on the SEDAR website at www.sedar.com, on CNQ's website at www.cnq.ca and on the Company's website at www.unitedreef.com

Overview

United Reef is a natural resource exploration company, founded in 1948 and currently holds interests in two projects; an oil & gas exploration project located in northeastern Central African Republic ("CAR") and a past-producing nickel-copper property in the Sudbury area, Ontario. The Company's projects do not presently contain any known reserves or resources.

Independent technical reports were commissioned by the Company on each of its projects. In the case of the oil & gas project, a report prepared pursuant to the guidelines of *National Instrument No. 51-101* and in the case of the Sudbury area project, pursuant to the guidelines of *National Instrument 43-101* have been filed. Copies of these reports are available for viewing on the SEDAR and CNQ websites referred to above.

The Company's common shares are listed for trading on the TSX Venture Exchange under the symbol "URP" and on the CNQ Stock Exchange under the symbol "URPL".

In order for the Company to participate in, and advance its exploration projects, it will be required to continue to raise new equity financing through the capital markets.

Overall Performance

No significant events occurred subsequent to the issuance of the Company's annual Management's Discussion and Analysis dated March 22, 2006. Substantial portions of that report are repeated here as they relate to the Company's overall performance, updated as appropriate.

Management is disappointed by the lack of progress on the resolution of the issues stemming from the RSM Production Corporation ("RSM") and CAR contract dispute. In spite of numerous meetings and communications with senior members of the CAR government between July and October, 2005 by Company and RSM representatives, no progress was made by RSM on the key issue of CAR's failure to acknowledge suspension of RSM's contract due to force majeure. As a result, RSM has exercised their right under their agreement with CAR to request that an expert be appointed to attempt to mediate a resolution of the dispute. This situation has delayed the start of any new exploration on the project.

Based on management's technical due diligence of the RSM permit area and the resulting positive potential for oil and gas exploration on the permit, the Company continues to monitor the RSM/CAR situation closely.

The cost of maintaining and exploring the Nickel Offsets project are being funded by our joint venture partner, International CHS Resource Corporation. The CAR oil & gas project will not require the Company to make significant expenditures until such time as the RSM Contract dispute is resolved and

an exploration program commences. As a result of the lack of advancement of the Company's existing projects during 2005, management continues to seek new exploration opportunities for the Company.

Oil & Gas Project, CAR

In September 2004 the Company finalized an agreement, which gives the Company the right to earn a 25% interest in RSM Production Corporation's ("RSM") oil & gas exploration permit in the CAR. RSM obtained its rights pursuant to a *Petroleum Exploration and Exploitation Contract* (the "RSM Contract") with the State of CAR, which became effective in November 2000. The agreement governs the exploration and development of a 55,504-km^2 permit area, located in northeastern CAR along the Chad border. RSM declared "force majeure" under the terms of the RSM Contract in April 2003 as a result of continuing civil unrest in CAR which began in 2001. A coup took place in CAR in March, 2003 and a transitional government was formed shortly thereafter. The transitional government acknowledged to RSM in November 2003 that events of force majeure had occurred in the country. A new democratically elected government was formed in CAR in June, 2005.

The RSM permit covers the majority of the Doseo and Salamat Basins in northern CAR. These basins are part of the West and Central African Rift System ("WCARS"), which extends from Nigeria to Kenya. Several significant petroleum deposits have been discovered and are currently being produced in the WCARS, including an Exxon-led development in southern Chad, approximately 300 kilometres from the RSM permit.

The Salamat Basin portion of the RSM permit has an extensive 2D-seismic data base shot across it. Fifteen defined prospects have been interpreted from this data by the Company's consultants within the RSM permit, ranging in size from 200 hectares to 6,500 hectares. Only one oil & gas exploration well has ever been drilled (1986) in the CAR and lies within the (Salamat Basin) RSM permit. The well had extensive oil staining in the upper 4,500 feet of the section but did not test any hydrocarbons and was abandoned. There are reported hydrocarbon discoveries on the Chad portion of the Doseo Basin.

The Company may earn its interest in RSM's permit area by funding 50% of the cost to acquire 2,000 line kilometres of new 2D-seismic data over areas of the permit not previously covered and by funding 50% of the cost to drill the first eight exploration wells on the permit.

Project Status

The Company has been advised by RSM that RSM has filed a request with the International Chamber of Commerce ("ICC") in Paris for the appointment of an expert with respect to RSM's contractual dispute with the CAR over the failure by CAR to acknowledge suspension of the RSM Contract due to force majeure. An expert was recently appointed by ICC and he commenced his review of the RSM/CAR matter in April. The expert's role will be to provide assistance to the parties for the amicable settlement of the dispute. RSM also advised the Company in late January that its application to the International Centre for Settlement of Investment Disputes ("ICSID") requesting arbitration of RSM's dispute with CAR was returned by ICSID. ICSID indicated to RSM that they should first attempt a resolution of their dispute with CAR through the ICC expertise process, as is stipulated by the RSM Contract, before applying to ICSID.

At this time management is unable to estimate the timing of and/or the outcome of a resolution of these matters.

Nickel Offsets Project, Sudbury

The Company presently holds a 100% interest in this approximately 885-acre property consisting of both patented and unpatented mining claims. The property includes the past-producing Nickel Offset (Ross) Mine (1943-1957) and is being evaluated for its nickel, copper and platinum group metals ("PGE") potential. Effective December 29, 2004, International CHS Resource Corporation ("CHS") exercised an option granting CHS the right to acquire a 50% working interest in the property. CHS has agreed to expend a total of $2.8 million in staged exploration expenditures on the property over four years. During the option earn-in period, CHS will make aggregate cash payments of $107,000 and issue 400,000 CHS common shares to the Company. The Company will remain the operator of the project and manage recommended exploration programs to be funded by CHS, until such time as CHS has earned their 50% interest in the property.

During 2005 diamond-drilling and tailings sampling programs were completed on the property. Approximately 1,800 metres of NQ diamond drill core was recovered from nine completed holes. A summary report of the programs has been prepared by independent consultants and results of the program were announced in a press release dated October 26, 2005. No significant copper-nickel-PGE mineralization was located from the diamond drilling and tailings sampling programs. The consultants recommend that a complete re-assessment of available geophysical data for the property be undertaken prior to any further diamond drilling.

Effective January 31, 2006 the Company concluded an agreement with CHS to amend the timing of certain obligations of CHS under their option agreement. The terms of the amending agreement are set out in note 4(a) to the unaudited financial statements for the period ended February 28, 2006. The Company is preparing an exploration program for 2006.

Results of Operations

February 28, 2006 vs. February 28, 2005

The Company's current assets increased $712,970 to $1,289,333 at February 28, 2006 from $576,364 at February 28, 2005 primarily due to an increase in cash to $1,272,653 from $564,049 at February 28, 2005. Capitalized expenditures on the oil & gas exploration project increased $145,328 to $293,322 while the Nickel Offsets property balance decreased to $161,172, due to recoveries, at the end of the period compared with balances of $165,143 and $147,994, respectively, at February 28, 2005.

The Company's current liabilities decreased by $82,573 to $61,358 (2005 – $143,931) at the end of the period. The Company does not have any long term liabilities.

The Company had no revenues during the periods reviewed.

General and administrative expenses for the three months ended February 28, 2006 were $89,537 compared to $104,781 at February 28, 2005, before the recognition of interest income. The net loss for the period was $81,977 as compared to a loss of $103,959 to February 28, 2005.

A breakdown of the Administration expenses component of the Statement of Operations and Deficit are provided below for the relevant periods.

February 28	2006	2005
Salaries	$ 21,099	$ 16,752
Administrative and accounting fees	14,630	14,850
Office and general	10,982	9,606
Rent	7,068	6,087
Communications	1,498	265
Travel	1,715	1,875
Total	**$56,992**	**$49,435**

February 28, 2006 vs. November 30, 2005

During the three month period ended February 28, 2006 the Company's current assets decreased by $103,165 to $1,289,333 from $1,392,498 at November 30, 2005. Capitalized expenditures on the oil & gas exploration property increased by $12,218 to 293,322, while the Nickel Offsets property balance decreased to $161,172, due to recoveries, at the end of the period compared with balances of $281,104 and $167,293, respectively, at the year end.

The Company's current liabilities for the three month period ended February 28, 2006 decreased $8,009 to $61,358 compared to $69,367 at the year end. The Company does not have any long term liabilities.

Stock-based Compensation

The Company has a stock-based compensation plan, which is used to compensate directors, officers and employees of the Company and consultants to the Company. The Company accounts for all stock-based payments using the fair value based method. Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized on a straight line basis over the vesting period of the options. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

Summary of Quarterly Results

The following table sets out selected unaudited financial information for the Company for the quarters identified.

	2006	2005				2004		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil
Net loss	(81,977)	(94,119)	(96,173)	(153,376)	(103,959)	(146,537)	(61,173)	(3,927)
Net loss per share	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)
Net loss per share, fully diluted	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total assets	1,768,162	1,858,730	1,991,987	868,312	912,393	880,987	879,138	312,249
Working capital surplus (deficiency)	1,227,975	1,323,131	1,443,812	188,414	432,433	536,081	603,733	(6,871)

Liquidity and Capital Resources

At February 28, 2006 the Company had cash resources of $1,272,653 compared to $564,049 at February 28, 2005 and $1,369,105 at the year-ended November 30, 2005. At February 28, 2006 the Company had a working capital surplus of $1,227,975 (defined as the difference between current assets and current liabilities) compared with a surplus of $432,433 at February 28, 2005 and a surplus at November 30, 2005 of $1,323,131.

For the foreseeable future the Company will remain dependent on the issuance of further shares to raise funds to explore its properties and to pay its operating expenses.

Outstanding Share Data

The following table sets out the number of shares, warrants and options outstanding at April 26, 2006 and November 30, 2005.

	April, 26, 2006	November 30, 2005
Common shares	63,660,287	63,660,287
Common share purchase warrants	9,918,918	9,918,918
Broker's warrants	860,627	2,273,440
Common share purchase options	3,700,000	3,700,000

The exercise terms of the warrants and options are set out in Note 6 to the interim financial statements for the period ended February 28, 2006.

Related Party Transactions

Related party transactions are set out in Note 5 to the interim financial statements for the period ended February 28, 2006.

Forward Looking Statements

This management's discussion and analysis may contain certain forward looking statements relating, but not limited to, the Company's operations, anticipated financial performance, business prospects and strategies. Forward looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, as identified under "Risks and Uncertainties" below, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive, regulatory and business conditions. The Company disclaims any responsibility to update any such forward-looking statements. Readers should not place undue reliance on forward-looking statements.

Risks and Uncertainties

The Company's business is subject to risks inherent in oil & gas and mineral exploration and the future development of operations on its projects. In addition, there are risks associated with the Company's proposed exploration activity, in the case of its oil and gas project, in a foreign jurisdiction. The Company has identified certain risks pertinent to its business including: exploration and reserve risks, drilling and operating risks, costs and availability of materials and services, access to capital markets and

the requirement for additional capital, loss of or changes to joint venture or related agreements, economic and sovereign risks, the possible effects of less developed legal systems, reliance on strategic relationships, market risk, volatility of future oil & gas and metal prices and foreign currency risk.

Management attempts to monitor, assess and mitigate certain of these risks by retaining experienced professionals and using modern exploration technology. The Company has focused on developing a project in a known hydrocarbon-producing region and in a country where the Company has considerable operating experience. Neighbouring countries, Sudan and Chad, have hosted the successful development of significant oil & gas projects through the participation of foreign oil & gas companies. Existing oil pipelines in Chad and Sudan are in reasonable proximity to the CAR project. The Company has re-established contacts and relationships with consultants in the CAR to monitor economic and political developments and to assist with operating, administrative and legal matters. However, there will remain certain risks over which the Company has little or no control.

April 26, 2006
Toronto, Ontario

UNITED REEF LIMITED
NOTICE TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED FEBRUARY 28, 2006

Responsibility for Financial Statements

The accompanying financial statements for United Reef Limited have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the November 30, 2005 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors of United Reef Limited have not performed a review of the unaudited financial statements for the three-month periods ended February 28, 2006 and February 28, 2005.

UNITED REEF LIMITED
Balance Sheet
(Expressed in Canadian dollars)

	February 28, 2006 (unaudited)	November 30, 2005 (audited)
ASSETS		
Current		
Cash	$ 1,272,653	$ 1,369,105
Sundry receivables	16,301	20,075
Due from joint venture partner (Note 2)	379	3,318
	1,289,333	1,392,498
Investments (Note 3)	22,417	15,917
Investment in exploration properties (Note 4)	454,497	448,400
Other assets (net)	1,915	1,915
	$ 1,768,162	$ 1,858,730
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 49,874	$ 58,483
Due to a related party (Note5(a))	11,484	10,884
	61,358	69,367
SHAREHOLDERS' EQUITY		
Capital Stock (Note 6)	19,437,237	19,440,508
Contributed surplus:		
Warrants (Notes 6(c) and (d))	298,635	298,635
Stock Options (Note 6(e))	63,068	60,379
Deficit	(18,092,136)	(18,010,159)
	1,706,804	1,789,363
	$ 1,768,162	$ 1,858,730

Commitments and Contingencies (Note 4(b))

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statement of Operations and Deficit
(Expressed in Canadian dollars)
(unaudited)

For the three months ended February 28	2006	2005 (Note 7)
Revenue	$ -	$ -
Expenses		
Administration	56,992	49,435
Management fees	15,000	15,000
Insurance	4,477	8,909
Shareholders' information and filing fees	6,192	8,230
Transfer Agent	1,347	1,794
Legal	-	8,972
Advertising and promotion	355	27,507
Foreign exchange (gain) loss	2,485	(19,666)
Stock-based compensation (Note 6(e))	2,689	4,600
Loss before the following	(89,537)	(104,781)
Interest and other income	7,560	822
Net loss for the period	(81,977)	(103,959)
DEFICIT, beginning of period	(18,010,159)	(17,562,532)
DEFICIT, end of period	$ (18,092,136)	$ (17,666,491)
Loss per share for the period (Note 6(f))	$ (0.01)	$ 0.00

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statement of Cash Flows
(Expressed in Canadian dollars)
(unaudited)

For the three months ended February 28	2006	2005
Operating activities		
Net loss for the period	$ (81,977)	$ (103,959)
Stock-based compensation	2,689	4,600
	(79,288)	(99,359)
Non-cash items:		
Sundry receivables	4,152	(1,107)
Accounts payable and accrued liabilities	(8,987)	24,078
	(84,123)	(76,388)
Investing activities		
Increase in investments	(6,500)	(10,000)
Increase in other assets	-	(2,471)
Expenditures on exploration properties	(6,097)	(14,317)
	(12,597)	(26,788)
Financing activities		
Issuance of common shares for cash	(3,271)	22,500
Decrease in due from joint venture partner	2,939	84,017
Increase in amounts due to a related party	600	170
	268	106,687
Change in cash	(96,452)	3,511
CASH, beginning of period	1,369,105	560,538
CASH, end of period	$ 1,272,653	$ 564,049

See accompanying notes to the financial statements.

(Expressed in Canadian dollars)

1. Significant Accounting Policies

The unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended February 28, 2006 are not necessarily indicative of the results that may be expected for the year ending November 30, 2006.

The balance sheet at November 30, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited financial statements for the year ended November 30, 2005, except that the Company recorded, as an asset, exploration expenditures made on behalf of its joint venture partner in the Nickel Offsets project. These expenses are being incurred by the Company, in its capacity as operator of the Nickel Offsets project, and are to be reimbursed by the joint venture partner. See Note 2. For further information, refer to the financial statements and notes thereto included in the Company's annual audited financial statements for the year ended November 30, 2005.

2. Due from Joint Venture Partner

During the period the Company began preparation of an exploration program to be carried out on the Nickel Offsets property (see Note 4(a)) during 2006. Nominal exploration expenditures were incurred to February 28, 2006. International CHS Resource Corporation ("CHS") is obligated to reimburse the Company for exploration expenditures incurred on CHS's behalf on any exploration programs carried out on the Nickel Offsets property as part of CHS' work commitment to earn a 50% interest in the property.

3. Investments

(a) AXMIN Inc. ("AXMIN")

At February 28, 2006, the Company held 100,000 (2005 – 100,000) common shares of AXMIN. AXMIN's common shares trade on the TSX Venture Exchange under the symbol AXM. AXMIN's shares closed at $0.72 on February 28, 2006. The carrying value for these shares is $10,417.

AXMIN is in the process of exploring its mineral properties in the Central African Republic ("CAR") and several other African countries. The Company holds a 2% net smelter royalty on their CAR Bambari project.

(Expressed in Canadian dollars)

(b) International CHS Resource Corporation ("CHS")

At February 28, 2006 the Company held 200,000 (2005 – 100,000) common shares of CHS. CHS' common shares trade on the TSX Venture Exchange under the symbol ICJ. CHS' shares closed at $0.055 on February 28, 2006. The carrying value of the 200,000 shares is $12,000. See Notes 2 and 4.

4. Investment in Exploration Properties

Property Description	Opening Balance at December 1, 2005	Expenditures	Recoveries	Closing Balance at February 28, 2006
Nickel Offsets, Sudbury area, Ontario (Note 4(a))	$167,293	379	(6,500)	$161,172
Oil & Gas Project, Central African Republic (Note 4(b))	281,104	12,218	-	293,322
Other	3	-	-	3
	$448,400	$119,564	(6,500)	$454,497

(a) The Company holds a 100% interest in 12 patented and 5 unpatented mining claims located in Foy Township, Sudbury Mining Division, Ontario. The Company has granted an option to International CHS Resource Corporation ("CHS") whereby CHS may acquire a 50% working interest in the property by expending a total of $2.8 million in staged exploration expenditures on the property by October 31, 2008. Under the terms of the option agreement the Company is the operator of all exploration programs carried out on the property.

During the period the Company finalized an agreement with CHS to amend the timing of certain obligations of CHS under the option agreement dated December 29, 2004. The amending agreement entered into with CHS effective January 31, 2006 provided for an immediate cash payment of $10,000 (received March 3, 2006), the issuance of 100,000 common shares of CHS to the Company and a commitment for exploration expenditures on the Nickel Offsets property of $75,000 prior to October 31, 2006. The amending agreement further provides for a cash payment of $32,500 on each of October 31, 2006 and October 31, 2007; the issuance of 100,000 common shares of CHS to the Company on each of October 31, 2006 and October 31, 2007; and exploration expenditures by CHS of $750,000 and $1,625,000 during the twelve-month periods ending on October 31, 2007 and October 31, 2008, respectively.

(b) The Company has the right to earn a 25% interest in RSM Production Corporation's ("RSM") 55,504 $km^{(2)}$ oil & gas exploration permit area in the Central African Republic ("CAR").

The Company may earn its interest in RSM's permit area by funding 50% of the cost to acquire 2,000 line kilometres of new 2D-seismic data over areas of the permit not previously covered and by funding 50% of the cost to drill the first eight exploration wells on the permit.

(Expressed in Canadian dollars)

Expenditures during the period relate to professional consulting services, travel and communication costs related to the project.

During the period the Company was advised by RSM that RSM has filed a request with the International Chamber of Commerce in Paris for the appointment of an expert with respect to RSM's contractual dispute with the CAR. The dispute concerns the Petroleum Exploration and Exploitation Contract (the "RSM Contract") executed on December 17, 1999, which became effective November 24, 2000 by Presidential Decree, between RSM and CAR and the failure by CAR to acknowledge suspension of the RSM Contract due to force majeure. Once appointed, the expert's role will be to provide assistance to the parties for the amicable settlement of the dispute.

5. Related Party Transactions

(a) *Due to a Related Party*

During the period, the Company incurred expenditures in the amount of $36,698 (2005 - $40,744) for rent, accounting, secretarial, administrative and management services provided by M.D. Coulter & Associates Inc. ("MDC"), a company whose shareholders are the President and Secretary of the Company. At February 28, 2006 the Company was indebted to MDC for $11,484 (2005 - $13,742).

(b) During the period, the Company incurred expenditures in the amount of $3,839 for consulting services and out-of-pocket expenses provided by Paul MacKay Geoconsulting Ltd. ("MacKay"), which is owned by Paul MacKay, the Company's Vice-President, Oil & Gas. At February 28, 2006 the Company was indebted to MacKay for $$4,108.

6. Capital Stock

(a) *Authorized Capital:* Unlimited number of common shares without par value.

(b) *Issued Share Capital*:

Common Shares	Number of Common Shares	Amount
Balance at November 30, 2005	63,660,287	$19,440,508
Share issuance costs (i)	-	(3,271)
Balance at February 28, 2006	63,660,287	$19,437,237

(i) Costs relating to the private placement which closed on August 11, 2005.

(Expressed in Canadian dollars)

(c) *Common Share Purchase Warrants*

	Number of Common Share Purchase Warrants	Value Assigned $
Balance at November 30, 2005 and February 28, 2006	9,918,918	250,757

At February 28, 2006 the following common share purchase warrants were outstanding:

- 3,540,000 common share purchase warrants exercisable at $0.15 per share until June 22, 2006;
- 1,000,000 common share purchase warrants exercisable at $0.15 per share until September 28, 2006.
- 5,378,918 common share purchase warrants exercisable at $0.20 per share until August 11, 2007

(d) *Broker's Warrants*

	Number of Broker's	Value Assigned $
Balance at November 30, 2005	1,515,627	48,238
Expired	505,000	-
Balance at February 28, 2006	1,010,627	48,238

At February 28, 2006 the following Broker's Warrants were outstanding:

- 150,000 Broker's Warrants exercisable at $0.10 until March 28, 2006 into units. Each unit consists of one common share and one-half of a common share purchase warrant exercisable at $0.15 until March 28, 2006. See Note 8.
- 860,627 Broker's Warrants exercisable at $0.15 until August 10, 2007 into units. Each unit consists of one common share and one-half of a common share purchase warrant exercisable at $0.20 until August 10, 2007.

(e) *Common Share Purchase Options:*

At the Annual and Special Meeting of shareholders held on June 2, 2005, shareholders approved the adoption of a new stock option plan of the Company, the 2005 Stock Option Plan (the "Plan"). A total of 7,500,000 common shares of the Company are reserved for grant under the Plan. The Plan governs the granting and exercise of options issued to directors, officers, employees and consultants of the Company. No options were granted or exercised during the period.

(Expressed in Canadian dollars)

At February 28, 2006 the following Common Share Purchase Options were outstanding:

- 2,400,000 options to purchase common shares exercisable at $0.15 per share until December 3, 2006.

- 800,000 options to purchase common shares exercisable at $0.15 per share until July 12, 2007.

- 500,000 options to purchase common shares exercisable at $0.15 per share until June 7, 2008.

During the period ended February 28, 2006, the Company recognized a stock based compensation expense of $2,689.

(f) *Loss Per Share*

Loss per share is calculated using the weighted average number of shares outstanding during the period which was 63,660,287 shares (2005 – 52,902,453).

7. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period's financial statement presentation.

8. Subsequent Events

150,000 Broker's Warrants expired, unexercised, on March 28, 2006. See Note 6(d).